UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **July 29, 2003**

MIM Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-28740**	**05-0489664**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Clearbrook Road, Elmsford, New York	**10523**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(914) 460-1600**

_____
(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements and Exhibits.

(c) Exhibits. The following Exhibit is filed with this Report:

Exhibit   Description of Exhibit

99.1   Press Release issued by MIM Corporation on July 29, 2003

Item 9. Regulation FD Disclosure.

On July 29, 2003, MIM Corporation reported its earnings for the quarter ended June 30, 2003.

For the three and six months ended June 30, 2002, the Company disclosed non-generally accepted accounting principle accounting measures of pro forma net income and diluted earnings per share based on an effective tax rate during those periods of 40%, the Company's effective tax rate for the same periods in 2003. The Company's actual tax rate during the three and six months ended June 30, 2002 was 20%. As part of the Company's press release, the Company has provided a reconciliation of pro forma net income and earnings per share assuming an effective 40% tax rate during the three and six months ended June 30, 2002 with actual net income and diluted earnings per share for the same periods using the Company's actual tax rate of 20%. The Company believes that investors benefit from these measures because they provide a good comparison of profitability, current and prior period net income and earnings per share using the same effective tax rate.

In accordance with the procedural guidance in SEC Release No. 33-8216, the information in this Form 8-K and the Exhibit attached hereto is being furnished under "Item 9. Regulation FD Disclosure" rather than under "Item 12. Disclosure of Results of Operations and Financial Condition."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: July 29, 2003   MIM CORPORATION

                                                  By: _____
                                                       James S. Lusk, Executive Vice President
                                                       and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release issued by MIM Corporation on July 29, 2003